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January 30, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTN:    Mr. Tim Buchmiller
         Via Facsimile 202-772-9210

         Re:   Diomed Holdings, Inc.
               Resale Registration Statement on Form SB-2/A
               (Amendment No. 2 to Form SB-2 Originally Filed November 13, 2006) File No.: 333-138605
               Filed January 30, 2007

Ladies and Gentlemen:

      In accordance with Rule 461 of the Securities Act of 1933, as amended, on behalf of Diomed Holdings, Inc. ("Diomed"), the undersigned hereby requests that the above-referenced registration statement (the "Registration Statement") be declared effective by the Securities and Exchange Commission (the "Commission") at 11:00 a.m., Washington, D.C. time, on February 1, 2007, or as soon thereafter as practicable.

In connection with this request, we hereby affirm and acknowledge as follows:

      The accuracy and adequacy of the disclosure in the Registration Statement is the responsibility of Diomed and its executive officers and directors. Diomed also acknowledges to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, (i) it does not foreclose the Commission from taking any action with respect to the filing, (ii) it does not relieve Diomed from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) Diomed may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Diomed further acknowledges that the Division of Enforcement has access to all information Diomed provides to the staff of the Division of Corporation Finance in connection with the Registration Statement.

Thank you very much for your assistance in this matter.

                                          Very truly yours,

                                          /s/ JAMES A. WYLIE, JR.
                                          James A. Wylie, Jr.
                                          President and Chief Executive Officer


        Diomed, Inc, One Dundee Park, Suite 5/6, Andover, MA 01810, USA.
     Tel: +1 978 475 7771 Fax: +1 978 475 8488 Email: diomed@diomedinc.com
                                                        http://www.diomedinc.com